UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-39829

COGNYTE SOFTWARE LTD.
(Translation of registrant’s name into English)

33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On December 1, 2022, Cognyte Software Ltd. (the “Company” or “Cognyte”) completed the previously announced divestiture of Cognyte’s Situational Intelligence solutions, which were part of Cognyte’s Threat Intelligence Analytics offering, to the Volaris Group. Upon completion of the divestiture, Cognyte received a gross amount of US$42.3 million.

The information in this report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-252565).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

Date: December 5, 2022	By:	/s/ Elad Sharon
	Name:	Elad Sharon
	Title:	Chief Executive Officer